Greystone Broker Dealer Corp

(a wholly owned subsidiary of Greystone BD Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69800

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Greystone Broker Dealer Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street 60th Floor
(No. and Street)

New York   NY   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Serafino Tobia   (212) 649-9700
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - if individual, state last, first, middle name)

555 17th Street, Suite 1200   Denver   CO   80202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Greystone Broker Dealer Corp
(a wholly owned subsidiary of Greystone BD Holdings LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Stockholder's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Serafino Tobia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Greystone Broker Dealer Corp at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
SERAFINO TOBIA

Title: CEO

Subscribed and sworn
to before me

BENJAMIN F DECARLO
Notary Public - State of New York
NO. 01DE6330833
Qualified in New York County
My Commission Expires Sep 28, 2019


Report of Independent Registered Public Accounting Firm

To the Stockholder and the Director of Greystone Broker Dealer Corp

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greystone Broker Dealer Corp (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Denver, Colorado
February 22, 2019

Greystone Broker Dealer Corp
(a wholly owned subsidiary of Greystone BD Holdings LLC)

Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 194,629
Due from clearing broker	50,086
Prepaid expense and other assets	32,178
Total assets	$ 276,893

Liabilities and Stockholder's Equity

Accounts payable	$ 18,248
Due to Parent	1,538
Total liabilities	19,786

Stockholder's Equity:

Common stock (no par value; 100 shares authorized, issued and outstanding)	-
Additional paid-in capital	742,803
Retained earnings (deficit)	(485,696)
Total stockholder's equity	257,107
Total liabilities and stockholder's equity	$ 276,893

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

    Greystone Broker Dealer Corp (the "Company"), incorporated under the laws of the state of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly-owned subsidiary of Greystone BD Holdings LLC (the "Parent").

    The Company's operations consist of underwriting municipal securities; acting as a municipal securities broker or dealer; investment advisory services; private placement of securities and acting as a U.S. registered broker-dealer intermediary pursuant to SEC Rule 15a-6 for private placement services.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash
    All cash deposits, which at times are in excess of Federally insured limits, are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Income Taxes
    The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City General Corporation tax and a New York State tax surcharge, while the stockholder is liable for personal income taxes on the Company's taxable income.

    The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

3. **Transactions with Related Parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with its Parent and an affiliate (the "ESA Parties") whereby the ESA Parties provide office and administrative services, payroll and professional services at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the ESA Parties for any or all costs that the ESA Parties have paid on behalf of the Company. These costs have not been recorded on the books of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Due from Clearing Broker**

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $50,000.

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $224,929 which exceeded the required net capital by $124,929.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company does not handle cash or securities on behalf of customers.

6. **Concentration**

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker dealer.

7. **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

8.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 through the date the financial statements were issued and determined that there are no material events that would require recognition or disclosure in the Company's financial statements.